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13013312

SECURITIESA
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AB 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artisan Partners Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 East Wisconsin Avenue, Suite 800
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle L. Klein 414-390-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 800	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, Michelle L. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Artisan Partners Distributors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

State of Wisconsin
Milwaukee County

This instrument was signed before me on February 20, 2013.

Linda L Rosen
Notary Public
My commission expires 4-14-2013.

Michelle Klein
Signature

Assistant Treasurer
Title

NOTARY PUBLIC LINDA L. ROSEN STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2012 and 2011

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Artisan Partners Distributors LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2012 and 2011

Artisan Partners Distributors LLC
Table of Contents
December 31, 2012 and 2011

	Page
Report of Independent Auditors	1-2
Financial Statements	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Member's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-8
Supplementary Schedules	
Computation of Net Capital Pursuant to Rule 15c3-1	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	10
Reconciliation Pursuant to Rule 17a-5(d)(4)	10
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5	11-12

Independent Auditor's Report

To the Sole Member of
Artisan Partners Distributors LLC:

We have audited the accompanying financial statements of Artisan Partners Distributors LLC (the "Company"), a wholly-owned subsidiary of Artisan Partners Holdings LP, which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artisan Partners Distributors LLC at December 31, 2012 and 2011, and the results of its operations, changes in member's equity and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

As described in Notes 3 and 6, the Company transacts business with its member. Because of this relationship, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 20, 2013

Artisan Partners Distributors LLC
Statements of Financial Condition
December 31, 2012 and 2011

(expressed in U.S. dollars)

ASSETS

	At December 31, 2012	At December 31, 2011
Cash	$ 172,024	$ 172,024
Prepaid expenses	160,574	151,407
Funds on deposit	20,613	30,328
Total assets	$ 353,211	$ 353,759

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
Liabilities:		
Accounts payable and accrued expenses	$ 27,500	$ 24,000
Member's equity:		
Paid-in capital	3,085,133	2,822,023
Accumulated deficit	(2,759,422)	(2,492,264)
Total member's equity	325,711	329,759
Total liabilities and member's equity	$ 353,211	$ 353,759

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Operations
For the Years Ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	For the Years Ended December 31, 2012	2011
Income	$ -	$ -
Expenses:		
Registration expenses	198,806	183,218
Professional fees	28,522	26,339
Marketing and advertising expenses	39,830	31,230
Total expenses	267,158	240,787
Net loss	$ (267,158)	$ (240,787)

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	For the Years ended December 31,	
	2012	2011
Paid-in capital:		
Balance at beginning of year	$ 2,822,023	$ 2,555,678
Capital contributions from Artisan Partners Holdings LP	263,110	266,345
Balance at end of year	3,085,133	2,822,023
Accumulated deficit:		
Balance at beginning of year	(2,492,264)	(2,251,477)
Net loss	(267,158)	(240,787)
Balance at end of year	(2,759,422)	(2,492,264)
Total member's equity	$ 325,711	$ 329,759

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	For the Years Ended December 31, 2012		For the Years Ended December 31, 2011	
		2012		2011
Cash flows from operating activities:				
Net loss	$	(267,158)	$	(240,787)
Adjustments to reconcile net loss to net cash used in operating activities:				
Change in:				
Prepaid expenses and funds on deposit		548		(31,558)
Accounts payable and accrued expenses		3,500		6,000
Net cash used in operating activities		(263,110)		(266,345)
Cash Flows from financing activities:				
Capital contributions from Artisan Partners Holdings LP		263,110		266,345
Net cash provided by financing activities		263,110		266,345
Net change in cash		-		-
Cash, beginning of year		172,024		172,024
Cash, end of year	$	172,024	$	172,024

The accompanying notes are an integral part of the financial statements.

1. Nature of Operations

Artisan Partners Distributors LLC (the "Company"), known as Artisan Distributors LLC until July 2011, is a limited liability company organized in the State of Wisconsin. The Company's exclusive activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc., a registered open-end, diversified, management investment company, presently consisting of twelve no-load mutual funds. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash
Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit
Prepaid expenses represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2012, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition
The Company receives no revenue for services provided as distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"). Artisan Funds is a U.S. registered investment company that has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are not identified as direct expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable.

4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

The Company applies authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company's management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there was no material effect on the financial statements from the application of this authoritative guidance.

5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.00 and net capital was $144,524, which was $119,524 in excess of the minimum capital required of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2013, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2012 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

Artisan Partners Distributors LLC
Supplementary Schedules
December 31, 2012

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

Net capital		
Total member's equity	$	325,711
Total member's equity qualified for net capital	$	325,711
Total capital and allowable subordinated liabilities	$	325,711
Deduction of total nonallowable assets		181,187
Net capital before haircuts on securities		144,524
Haircuts on securities		-
Net capital	$	144,524
Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	27,500
Total aggregate indebtedness	$	27,500
Computation of Basic Net Capital Requirements		
Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	119,524
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	114,524
Percentage of aggregate indebtedness to net capital		19%

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Artisan Partners Distributors LLC claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to Rule 17a-5(d)(4)

No differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2012.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Sole Member of Artisan Partners Distributors LLC:

In planning and performing our audit of the financial statements of Artisan Partners Distributors LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

PricewaterhouseCoopers LLP, 100 E. Wisconsin Ave., Ste. 1800, Milwaukee, WI 53202
T: (414) 212 1600, F: (414) 212 1880, www.pwc.com/us

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in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2013

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